                                                                    EXHIBIT 99.1

Contact:  Robert Siegfried/Jessica Barist       Contact: Calvin Reed
          Kekst and Company                     Peak International Ltd.
          (212) 521-4800                        Poway, California
                                                (619) 385-0308



          CALVIN L. REED, EXPERIENCED TECHNOLOGY MANAGEMENT EXECUTIVE,
           NAMED NEW PRESIDENT AND CEO OF PEAK INTERNATIONAL LIMITED

  --COMPANY FURTHER STRENGTHENS MANAGEMENT TEAM WITH THE HIRING OF ADDITIONAL
                                 EXECUTIVES--


FOR IMMEDIATE RELEASE
---------------------

HONG KONG AND AUSTIN, TEXAS, APRIL 26, 1999 - Peak International Limited (Nasdaq: PEAKF) (AMEX: PTT) announced today that Calvin L. Reed, a highly regarded professional executive with extensive expertise in the electronics and technology sectors has been named President and CEO of Peak and a member of the Board of Directors. In joining Peak, Mr. Reed brings over thirty years of executive experience, most recently as Chairman, President and CEO of Valence Technology, Inc., a Nasdaq company involved in the research, development and commercialization of advanced lithium polymer batteries. His appointment as Peak's new President and Chief Executive is part of the initiatives being undertaken by the Board to provide Peak with a highly professional and experienced management team. In addition to Mr. Reed, Peak has put in place over the past weeks new executives in key senior management positions throughout the Company.

With Mr. Reed's appointment, Jerry Mo, who had served as interim President and CEO of Peak in addition to his ongoing responsibilities as CFO, will now be able to devote his full energies to the position of Chief Financial Officer. In addition, Mr. Mo has resigned his position as a director of the Company.

Mr. Reed has held several senior management positions in the technology and electronics sectors over the course of his career. Before serving as Chairman, President and CEO of Valence Technology from 1993 to 1998, he had been President and Chief Operating Officer. From 1987 to 1991 he worked at Seagate Technology, Inc., the largest producer of computer disk drives, as Vice President of Singapore operations and Vice President of International operations.

Prior to Seagate Mr. Reed was with Corvus Systems as Vice President of Operations, at Sugard Associates as Director of Operations, and the Singer Company's Aerospace Link Division as Director of Programs.

Mr. Reed said, "Peak represents an exciting business opportunity. It has the products, customer relationships and distribution capabilities to achieve both continued market growth and attractive profitability over the long term. With the executive personnel being put in place, Peak is a very different company in terms of management expertise, controls and procedures than in the past. I will act immediately to bring on two or more new independent directors to the Board. The new professional management team's first focus is to evaluate Peak's resources and market strengths in order to develop and move forward with a strategy to grow Peak's inherent values. In this regard, this management team is committed to communicating effectively with Peak's constituencies about the company's progress and related developments."

T. L. Li, non-executive Chairman of the Board, stated, "We have recognized the need to have hands-on professional management leadership in place at Peak. The appointment of Mr. Reed and the hiring of other new senior executives achieves this important long-term objective for the Company. We are very pleased to have an executive with the qualifications and reputation of Mr. Reed as head of Peak determining the business initiatives of the Company."

Mr. Li added, "I would like to also express my appreciation to Jerry Mo for his efforts as a member of the Board of Directors for the past two years and for acting as interim President and CEO for the past four months."

Beyond Mr. Reed, the new additions to Peak's management team include the following:

 .    Larry Worth as Senior Vice President for U.S. Operations, who replaces
Wayne Moore. Mr. Worth has over twenty years of experience in the semiconductor and high tech sectors, and most recently served as National Sales Manager for the Semiconductor Equipment Group of Siemens.

 .    C. Y. Ng as Acting Vice President of Manufacturing in China, effective May
10, 1999. Mr. Ng has 18 years of manufacturing experience in semiconductor manufacturing, and most recently was the PRC plant manager in Donguan, China for Honey Technology Ltd., a subsidiary of Honko International Holdings, Ltd.

 .    Tony Cheung as Deputy Vice President of Manufacturing.  Trained as a
mechanical engineer, Mr. Cheung has more than 8 years of experience running various factories in Southern China.

 .    William Sweetman as Regional Manager of the Company's Austin, Texas office.
Mr. Sweetman has worked with Peak since 1995 and was in charge of the Company's entry into various tray businesses. Previously he worked at Data Storage Division, a 3M Company, for 15 years, and was responsible for sales and marketing.

Peak International Limited is a leading supplier of precision engineered packaging products for the storage, transportation, and automated handling of semiconductor devices and electronic components.

This press release contains certain forward-looking statements, which Peak is making in reliance on the safe harbor provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that all forward-looking statements are subject to significant risks and uncertainties.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Additional information concerning risk factors that could cause actual results to differ materially from those projected in the forward-looking statements is contained in the company's filings with the Securities and Exchange Commission.

                                    #  #  #